[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

                                                                      May 9, 2011

VIA EDGAR AND BY HAND

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Freescale Semiconductor Holdings I, Ltd.
Amendment No. 6 to Registration

Statement on Form S-1 (File No. 333-172188)

Dear Ms. Ravitz:

On behalf of Freescale Semiconductor Holdings I, Ltd., a Bermuda exempted limited liability company (the “Company”), enclosed please find a copy of Amendment No. 6 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 3 to the Registration Statement filed with the Commission on April 25, 2011.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 5, 2011 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter, followed by the applicable response. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Amanda Ravitz

Securities and Exchange Commission

May 9, 2011

Improved Capital Structure, page 3

1.	We note your response to prior comment 3; however, your revised disclosure does not explain the term “total leverage ratio.” Please define the term and provide a cross-reference to a more complete discussion of the acceleration provisions contained elsewhere in the prospectus.

The Company has revised the disclosure on page 3 to remove the reference to the amendment to Freescale Inc.’s senior credit facilities in response to the Staff’s Comment.

Risk Factors, page 11

2.	Please add risk factor disclosure regarding the corporate opportunity policy described on page 136.

The Company has revised the disclosure on page 31 in response to the Staff’s Comment.

If we cannot make scheduled payments on our indebtedness... page 16

3.	We note your revisions to this risk factor. Please revise here and in your summary to disclose, as stated on page 74, that you do not meet the consolidated secured debt ratio and therefore are restricted from certain activities.

The Company has revised the disclosure on pages 5 and 16 through 18 in response to the Staff’s Comment.

Use of Proceeds, page 36

4.	Please disclose the amounts and specific recipients of the payments to be made in connection with the termination of the management fee agreements.

The Company has revised the disclosure on page 36 in response to the Staff’s Comment.

5.	The third sentence of the second-to-last paragraph on page 36 indicates that the amounts set forth in this section do not include applicable premiums and other additional costs. In this regard, we note from your response to prior comment 13 that the 10.75% Senior Notes are subject to make-whole provisions that would require you to pay a premium. Please revise your disclosure to reflect premiums, including the make-whole premium, and other amounts that may be reasonably expected to be payable at the time of repayment.

The Company has revised the disclosure on page 36 in response to the Staff’s Comment.

Amanda Ravitz

Securities and Exchange Commission

May 9, 2011

6.	We note that the second-to-last paragraph on page 36 indicates that the amounts to be repaid will depend on the actual time of repayment. Please revise, as requested in prior comment 8 of the staff’s letter dated April 1, 2011, to disclose the anticipated timing of the indebtedness payments.

The Company has revised the disclosure on page 36 in response to the Staff’s Comment.

7.	In this regard, it is also unclear what you mean when you state that the use of proceeds is dependent on prevailing market conditions. If you intend to repay indebtedness as you indicate but the repayment of such indebtedness is contingent upon various factors, please describe with specificity the contingencies that may alter, prevent or delay repayment.

The Company has revised the disclosure on page 36 in response to the Staff’s Comment.

8.	Revise to disclose the names of the underwriters (and their affiliates) that will receive a portion of the offering proceeds in connection with the repayment of indebtedness held by them. Also, please disclose the amount to be received by each underwriter (and its affiliates).

The Company has revised the disclosure on page 37 in response to the Staff’s Comment based on the amount of indebtedness held by each underwriter and its affiliates as of April 30, 2011, the most recent practicable date for which information is available. The Company has been advised that there is limited trading of the notes. Accordingly, the Company does not expect the information presented to change in any material respect prior to effectiveness of the Registration Statement.

Applying Our Compensation Philosophy, page 121

9.	Please expand your discussion of the bases upon which you determined that three of your five named executive officers should exceed the high end of the target range by an average of approximately 30%.

The Company has revised the disclosure on pages 121 through 123 in response to the Staff’s Comment.

Long-Term Incentive Awards, page 127

10.	We note your response to prior comment 18; however, it is unclear whether long-term incentive awards granted for periods expiring during your three most recent fiscal years incorporated performance targets. If so, please revise to disclose these targets, as applicable.

The Company has revised the disclosure on pages 127 and 128 in response to the Staff’s Comment.

Amanda Ravitz

Securities and Exchange Commission

May 9, 2011

Tax Considerations, page 168

11.	We note your response to prior comment 20 and reissue the prior comment. We will review and comment on your tax opinion and related disclosure when you file your tax opinion as an exhibit.

The Company has filed the form of tax opinion as Exhibit 8.1 in response to the Staff’s Comment and has revised the disclosure on pages 176 through 178.

Underwriting, page 173

12.	We note your revisions on page 174. Please disclose the nature and amount of the expenses the underwriters have agreed to reimburse you.

The Company has revised the disclosure on page 181 in response to the Staff’s Comment.

Relationships and Conflicts of Interest page 175

13.	With a view to disclosure, please tell us the nature of the advisory services that are being provided by Solebury Capital LLC, the amount of fees and expenses payable to Solebury and whether Solebury has any other relationships with you or any of your affiliates including your principal shareholders. Also, if Solebury is not an underwriter, as you indicate, please tell us why you have included disclosure regarding its activities in the underwriting section.

The Company has revised the disclosure on page 181 in response to the Staff’s Comment. The Company has been advised that the Financial Industry Regulatory Authority, Inc. considers Solebury Capital LLC to be an offering participant and any fees paid to Solebury to be underwriting compensation for purposes of its rules regarding Securities Offerings, Underwriting and Compensation. Accordingly, the Company has included its arrangements with Solebury in the Underwriting section.

Consolidated Financial Statements, page F-1

Property, Plant and Equipment, net, page F-8

14.	We note that the results of operations benefited from lower depreciation expense of $18 million resulting from a change in the useful lives of certain of your probe, assembly and test equipment. Please tell us about the nature of the equipment where useful lives were extended, tell us the prior and current useful lives of the equipment and describe the underlying business and operational facts and circumstances leading you to extend the useful lives in January 2011.

The Company advises the Staff that the probe, assembly and test assets are the equipment utilized in the Company’s probe, assembly and test manufacturing (or “back-end”) operations located in its Kuala Lumpur, Malaysia and Tianjin, China sites. The types of assets assessed in these locations included all of the Company’s probers, wire bonders, burn-in ovens, testers and handlers. The Company also has a minimal number of these types of assets in its new product introduction labs located in Oak Hill, Texas, Tempe, Arizona and East Kilbride, Scotland, which will eventually be transitioned to the manufacturing operations indicated above. As a result, the Company utilizes similar useful lives for these assets. The current useful lives being utilized for all of these assets after the change is 7 years versus the prior useful lives utilized of 5 years.

Amanda Ravitz

Securities and Exchange Commission

May 9, 2011

The underlying business and operational facts and circumstances resulting in the Company extending the useful lives of its probe, assembly and test equipment in January 2011 centered on a series of initiatives regarding the Company’s overall capital strategy for its back-end sites. The Company has spent the last several years transforming its operations across the globe. As a result, and due to increased demand in 2010 resulting primarily from improved economic conditions, the Company experienced a significant increase in required production capacity in its back-end operations. The resulting increased production required an increased level of capital expenditures for the Company’s back-end operations during 2010. The Company’s business strategy is to reduce the level of capital expenditures across its manufacturing operations, as demonstrated by its planned exit from its 150 millimeter manufacturing operations. The Company is currently working to standardize and consolidate its probe, assembly and test platforms in order to simplify product flows through its back-end manufacturing sites. This will result in the Company using its existing back-end assets more efficiently and for a longer period of time, allowing the Company to reduce its future capital expenditures. The ultimate objective is to increase production capacity utilization as well as enhance operational efficiency from the existing infrastructure.

In connection with the operational initiative described above, the Company reviewed its future operational plans for the equipment described above along with information on the depreciable lives at the time of retirement for recent (during 2010 and 2009) retirements of the equipment in the categories described above and noted an average age at retirement of 7 to 10 years. As a result of this analysis, the Company changed the lives of the assets described above to 7 years to align the depreciable life to the Company’s current and anticipated economic useful life of such equipment based upon the relevant accounting guidance in ASC Topic 360: Property, Plant and Equipment. The Company relied upon the relevant accounting guidance in ASC Topic 250: Accounting Changes and Error Corrections in applying this change on a prospective basis starting at the beginning of the first quarter of 2011.

Amanda Ravitz

Securities and Exchange Commission

May 9, 2011

Exhibit 5.1

15.	The assumption (g) in the third paragraph of the form of opinion is overbroad. Counsel has assumed facts and legal conclusions that inappropriately shift risks to parties relying on this opinion. Please remove this assumption or tell us with specificity why you believe that the assumption is necessary to the opinion rendered.

The Company has revised and refiled as Exhibit 5.1 the form of opinion of Conyers Dill & Pearman Limited (“Conyers”) in response to the Staff’s Comment regarding assumption (g). In addition, with respect to assumptions (c) through (f) of such opinion, the Company has been advised by Conyers of the following:

•	Assumption (c) has been revised in response to the Staff’s comment.

•

With respect to assumption (d), because counsel is not physically present at board or member meetings, it must assume that notice has been duly given and that a quorum is present at the meetings at which resolutions are passed.

•

With respect to assumption (e), because the current transaction involves laws of jurisdictions other than Bermuda in which counsel is not authorized to practice law, it must assume that such laws do not impact its opinions under Bermuda law.

•

With respect to assumption (f), because receipt by the Company of the issue price is a question of fact on which the opinion is dependent but is not determinable at the time the opinion is delivered, counsel must assume such fact to be true.

16.	Given the statement in the fourth paragraph that the opinion is limited to and is given on the basis of current law and practice in the Bermuda, please file a new opinion dated as of the date of effectiveness.

The Company has revised and refiled as Exhibit 5.1 the form of opinion of Conyers in response to the Staff’s Comment.

17.	The opinion of counsel is a publicly-filed document. Therefore, it is inappropriate to suggest that investors’ ability to rely on the opinion is limited. Please revise the fourth paragraph of the opinion accordingly.

The Company has revised and refiled as Exhibit 5.1 the form of opinion of Conyers in response to the Staff’s Comment.

Amanda Ravitz

Securities and Exchange Commission

May 9, 2011

18.	Please tell us why it is necessary to define the term “non-assessable.” Alternatively, please file an opinion of counsel that does not contain this definition.

The Company has been advised by Conyers that the term “non-assessable” is not a legal concept as a matter of Bermuda law, and, accordingly, Conyers must define such term in order to opine under Bermuda law that the common shares are non-assessable.

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Please telephone the undersigned at (212) 735-2950 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Jonathan Greenberg

Freescale Semiconductor, Inc.

6501 William Cannon Drive West

Austin, TX 78735

Ruairi Regan

Daniel Morris

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Andrew J. Pitts

Joel F. Herold

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019